UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 30, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

____________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

____________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

DOREL INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

AUDITORS' REPORT TO THE SHAREHOLDERS OF

DOREL INDUSTRIES INC.

We have audited the consolidated balance sheet of Dorel Industries Inc. as at December 30, 2005 and the consolidated statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 30, 2004 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated February 4, 2005 (except as to Note 25 which is as of February 11, 2005).

Chartered Accountants

Montreal, Canada

February 24, 2006

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars)

ASSETS
	2005	2004
CURRENT ASSETS
Cash	$ 12,345	$ 11,288
Accounts receivable (Note 5)	287,225	285,207
Income taxes receivable	14,817	7,587
Inventories (Note 6)	279,265	292,991
Prepaid expenses	10,288	12,756
Funds held by ceding insurer (Note 21)	3,647	7,920
Future income taxes (Note 22)	26,060	22,650

	633,647	640,399

PROPERTY, PLANT AND EQUIPMENT (Note 7)	144,248	163,707
DEFERRED CHARGES (Note 8)	15,561	20,983
INTANGIBLE ASSETS (Note 9)	253,245	262,968
GOODWILL (Note 25)	481,518	512,546
OTHER ASSETS (Note 15)	10,750	10,786
ASSETS HELD FOR SALE (Note 3)	3,699	-

	$ 1,542,668	$ 1,611,389

ON BEHALF OF THE BOARD

___________________________________ DIRECTOR

___________________________________ DIRECTOR

See accompanying notes.

LIABILITIES
	2005	2004
CURRENT LIABILITIES

Bank indebtedness (Note 10)	$ 4,828	$ 1,915
Accounts payable and accrued liabilities (Note 11)	305,922	353,229
Income taxes payable	18,483	12,105
Balance of sale payable (Note 4)	4,946	7,773
Current portion of long-term debt (Note 12)	8,025	7,686

	342,204	382,708

LONG-TERM DEBT (Note 12)	439,634	505,816
BALANCE OF SALE PAYABLE (Note 4)	665	5,278
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS (Note 15)	19,081	19,357
FUTURE INCOME TAXES (Note 22)	62,986	65,320
OTHER LONG-TERM LIABILITIES (Note 13)	5,656	4,631

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 16)	162,503	160,876
CONTRIBUTED SURPLUS (Note 17)	3,639	1,081
RETAINED EARNINGS	478,155	386,833
CUMULATIVE TRANSLATION ADJUSTMENT (Note 18)	28,145	79,489

	672,442	628,279

	$ 1,542,668	$ 1,611,389

COMMITMENTS (Note 19)
CONTINGENT LIABILITIES (Note 20)

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars)

	2005	2004

Balance, beginning of year	$ 386,833	$ 286,757

Net income	91,322	100,076

BALANCE, END OF YEAR	$ 478,155	$ 386,833

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

	2005	2004

Sales	$ 1,740,693	$ 1,690,952

Licensing and commission income	20,172	18,122

TOTAL REVENUE	1,760,865	1,709,074

EXPENSES
Cost of sales	1,367,217	1,315,921
Selling, general and administrative expenses	200,159	211,362
Depreciation and amortization	38,999	34,611
Research and development costs	7,945	6,420
Restructuring costs (Note 3)	6,982	-
Interest on long-term debt	31,240	30,594
Other interest	1,410	3,193

	1,653,952	1,602,101

INCOME BEFORE INCOME TAXES	106,913	106,973

Income taxes (Note 22)
Current	15,548	11,336
Future	43	(4,439)

	15,591	6,897

NET INCOME	$ 91,322	$ 100,076

EARNINGS PER SHARE (Note 23)
Basic	$ 2.78	$ 3.06
Diluted	$ 2.77	$ 3.04

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars)

	2005	2004

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES

Net income	$ 91,322	$ 100,076

Items not involving cash:
Depreciation and amortization	38,999	34,611
Amortization of deferred financing costs	1,592	1,578
Future income taxes	43	(4,439)
Restructuring costs (Note 3)	9,335	-
Stock compensation expense	2,602	1,081
Loss (gain) on disposal of assets	(680)	808
	143,213	133,715

Changes in non-cash working capital (Note 24)	(44,345)	(17,055)

CASH PROVIDED BY OPERATING ACTIVITIES	98,868	116,660

FINANCING ACTIVITIES
Bank indebtedness	3,061	1,005
Long-term debt	(65,713)	223,892
Issuance of capital stock	1,417	3,908

CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(61,235)	228,805

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 24)	(7,440)	(296,504)
Additions to property, plant and equipment - net	(19,895)	(32,600)
Deferred charges	(7,909)	(13,688)
Intangible assets	(4,213)	(3,029)
Funds held by ceding insurer	4,273	(1,117)

CASH USED IN INVESTING ACTIVITIES	(35,184)	(346,938)

Effect of exchange rate changes on cash	(1,392)	(1,116)

INCREASE (DECREASE) IN CASH	1,057	(2,589)

Cash, beginning of year	11,288	13,877

CASH, END OF YEAR	$ 12,345	$ 11,288

See accompanying notes.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 1 - NATURE OF OPERATIONS

Dorel Industries Inc. is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its juvenile, home furnishings, and recreational/leisure segments.  The principal markets for the Company’s products are the United States, Canada and Europe.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency.  The U.S. dollar is the functional currency of the Canadian parent company. The material differences between Canadian GAAP and United States GAAP are described and reconciled in Note 26. Certain comparative figures have been reclassified to conform to the 2005 financial statement presentation including freight costs incurred when shipping to customers previously grouped against sales that have been reclassified to cost of sales in the 2004 results. This change had the impact of increasing both sales and cost of sales by $24,499 for the year ended December 30, 2004.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the date of their acquisition.  All significant inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported.  Significant estimates and assumptions were used to evaluate the carrying value of long-lived assets, assets held for sale and goodwill, valuation allowances for accounts receivable, inventories and future income taxes, restructuring reserves, liabilities for potential litigation claims and settlements including product liability and assets and obligations related to employee pension and post-retirement benefits.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.  Actual results could differ from those estimates.

Revenue Recognition

Sales, licensing and commission income are recognized upon shipment of product and transfer of ownership to the customer.  Provisions for customer incentives and provisions for sales and return allowances are made at the time of product shipment.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Inventories

Raw material inventories are valued at the lower of cost and replacement cost.  Finished goods inventories are valued at the lower of cost and net realizable value.  Cost is determined on a first-in; first-out basis.

Depreciation

Property, plant and equipment are depreciated as follows:

	Method	Rate

Buildings and improvements	Straight-line	40 years
Machinery and equipment	Declining balance	15%
Moulds	Straight-line	3 to 5 years
Furniture and fixtures	Declining balance	20%
Vehicles	Declining balance	30%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight-line	Over the lesser of the useful life and the term of the lease

Deferred charges

Deferred charges are carried at cost less accumulated amortization.

Research and Development Costs:

The Company incurs costs on activities which relate to research and development of new products.  Research costs are expensed as they are incurred.  Development costs are also expensed as incurred unless they meet specific criteria related to technical, market and financial feasibility.  Deferred development costs are amortized on a straight-line basis over a period of two years.

Financing Costs:

The Company incurred certain costs related to the issue of long-term debt.  These amounts are amortized as interest expense on a straight-line basis over the term or life of the related long-term debt.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired of subsidiary companies. Goodwill, which is not amortized, is tested for impairment annually or more frequently when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The fair value of a reporting unit is first compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. When the carrying amount of a reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is then compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of a reporting unit is calculated based on discounted cash flows or valuations based on a market approach. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Intangible Assets

Intangible assets are recorded at cost:

Trademarks

Trademarks acquired as part of business acquisitions are considered to have an indefinite life and are therefore not subject to amortization.  They are tested annually for impairment or more frequently when events or changes in circumstances indicate that the trademarks might be impaired. The impairment test compares the carrying amount of the trademarks with its fair value.

Customer Relationships

Customer relationships acquired as part of business acquisitions are amortized on a straight-line basis over a period of 20 to 25 years.

Patents

Patents are amortized on a straight-line basis over their expected useful lives ranging from 1 year to 25 years.

Licences

Certain licences are amortized in proportion to sales of products for which the licences have been acquired, while others are amortized on a straight-line basis over their weighted average expected useful lives of 3 years.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment of Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Each quarter-end, the Company assesses its long-lived assets for potential impairment and considers projected future operating results, trends and other circumstances in making such assessments. Impaired assets are written down to estimated fair value, being determined based on discounted cash flows.

Foreign Currency

The financial statements of self-sustaining operations whose functional currency is other than the United States dollar are translated from such functional currency to the United States dollars using the current rate method.  Under this method, assets and liabilities are translated at the rates in effect at the balance sheet date.  Income and expenses are translated at average rates of exchange for the period.  Resulting unrealized gains or losses are accumulated as a separate component of shareholders’ equity.

Foreign currency transactions and balances are recorded as follows: all monetary assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates.  Income and expenses are translated at the average exchange rates for the period.  Foreign exchange gains and losses are reflected in net income.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposures. These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. To meet its objective, the Company uses foreign exchange contracts, including futures, forwards and options.

The Company does not apply hedge accounting to foreign exchange contracts where hedging relationships have not been formally documented. Foreign exchange contracts are marked to market. Unrealized gains and losses associated with derivative instruments are recorded in cost of sales.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Pension Plans and Post-Retirement Benefits

Pension Plans:

The Company's subsidiaries maintain defined benefit plans and defined contribution plans for their employees.  Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accumulated benefit method for plans where future salary levels do not affect the amount of employee future benefits and the projected benefit method for plans where future salaries or cost escalation affect the amount of employee future benefits.  The plans provide benefits based on a defined benefit amount and length of service.

Plan assets are measured using the fair value method.  Actuarial gains or losses arise from the differences between the actual and expected long-term rate of return on plan assets for a period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service period. The weighted average remaining service period of active employees covered by all pension plans is ten years. Prior service costs arising from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

Pension expense consists of the following:

▪

the cost of pension benefits provided in exchange for employees' services rendered in the period;

▪

interest on the actuarial present value of accrued pension benefits less earnings on pension fund assets;

▪

amounts which represent the amortization of the unrecognized net pension assets that arose when accounting policies were first applied and subsequent gains or losses arising from changes in actuarial assumptions, and experience gains or losses related to return on assets on the straight-line basis, over the expected average remaining service life of the employee group.

Post-Retirement Benefits Other Than Pensions:

Post-retirement benefits other than pensions, include health care and life insurance benefits for retired employees.  The costs of providing these benefits are accrued over the working lives of employees in a manner similar to pension costs.  Actuarial gains or losses are treated in a similar manner to those relating to pension plans. The average remaining service period of employees covered by the post-retirement benefit plan is 11 years.

Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets, the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions.  Annually, the Company evaluates the significant assumptions to be used to value its pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Future Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values using the enacted or substantively enacted income tax rate in effect at the balance sheet date.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Stock-Based Compensation

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Handbook Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company recognizes as an expense, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only options granted in fiscal 2004 or later have an impact on operating results. In addition, pro forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Handbook Section 3870, and the year ended December 30, 2003.

Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to contributed surplus. The Company’s stock option plan and other disclosures are outlined in Note 17.

Change in Accounting Policies

Variable Interest Entities

The CICA Handbook Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the application of consolidation to entities defined as “variable interest entities”, when equity holders are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. The guideline is effective for fiscal years and interim periods beginning on or after November 1, 2004. This change in accounting policy did not have a material impact on the Company’s results.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 3 – RESTRUCTURING COSTS

On September 19, 2005, the Company announced a plan for the consolidation of its four North American ready-to-assemble (RTA) furniture manufacturing plants with the closure of its Wright City, Missouri facilities. The closure is necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment. The Wright City facilities consist of three separate buildings, of which manufacturing operations have ceased as at December 30, 2005 with product shipments and the move of useful equipment to other RTA plants continuing through 2006.

The total pre-tax cost of the restructuring plan is expected to be approximately $10,370. Of this amount, the Company recorded a charge of $9,460 in the year, of which $9,335 was non-cash, consisting of the following:

Buildings held-for-sale write-downs	$ 4,359
Equipment held-for-sale write-downs	2,030
Employee severance and termination benefits	374
Contractual obligations	169
Legal fees	50
Recorded as restructuring costs	6,982
Inventory markdowns (in Cost of sales)	2,353
Move of inventory, equipment and other expenses (in Cost of sales)	125
Total	$ 9,460

The restructuring provision included in accrued liabilities amounts to $594 as at December 30, 2005 and includes $313 for employee severance and termination benefits, the amount of legal fees and contractual obligations expenses incurred to date and $62 of other expenses. In accordance with EIC-134 “Accounting for Severance and Termination Benefits”, where future services are required beyond the minimum retention period, the liability for employee termination benefits and stay bonus is recognized ratably over the future service period. In accordance with EIC-135 “Accounting for Costs Associated with Exit or Disposal Activities (Including Costs Incurred in a Restructuring)”, the restructuring provision is recognized when the liability is incurred.  The consolidation plan is expected to be completed by the fourth quarter of 2006, with an additional $910 of restructuring costs to be incurred, including $62 in severance and other employee related expenses, $9 in contract termination costs; and $839 mainly for moving and reset expenses for equipment and inventory and other associated costs.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 3 – RESTRUCTURING COSTS (Cont’d)

Buildings and equipment write-downs

As at December 30, 2005, Ameriwood Industries ceased its manufacturing operations in the three buildings and entered into an agreement with a licensed real estate firm to actively locate a buyer. Similarly, certain equipment was put up for sale. All three buildings and the equipment are available for immediate sale in their present condition and management believes that they meet all of the criteria for classification as held for sale in accordance with the recommendations of the CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations”. During the year, impairment losses amounting to $4,359 and $2,030 were recognized to write down the carrying amount of these buildings and equipment respectively, to their expected fair value less selling costs. Assets held for sale thus comprise buildings of $3,438 and equipment of $261. These assets are no longer depreciated; their fair values less costs to sell are monitored each quarter.

The fair value of the buildings and equipment was determined based on expected proceeds from disposal, real estate market information, prices for similar assets in the area and an independent appraisal on the property.

Contractual Obligations

The Company is under contract for several operating leases which will be terminated before the end of their term. Related costs are recognized at the cease-use date or when the contract is terminated, in accordance with the contract terms.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 4 - BUSINESS ACQUISITION

On February 3, 2004, the Company acquired all the outstanding shares of Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products for a total consideration of $310,976. During the first quarter of 2005, the Company completed its valuation of identifiable assets and liabilities. In particular, customer relationships intangible assets were revalued and were recognized. As a result of this and other adjustments, goodwill has been reduced to $143,087, a reduction of $4,506 from the goodwill figure originally established. The majority of the acquisition cost was financed through long-term debt in the amount of $288,000, with the balance being paid in cash. A balance of sale of $5,611 remains to be paid and is presented separately on the consolidated balance sheet.

In addition, as part of the acquisition agreement, certain members of Pacific Cycle's management group are party to a deferred purchase price payment plan. Under the terms of this plan, additional consideration is contingent upon achieving specified earnings objectives over a period of three years following the date of acquisition. When the contingency is resolved, if earnings objectives are met, a maximum of $10,423 would be recorded as an additional element of purchase price and would increase goodwill. Additionally, if earnings exceed specified objectives and current members of management are still employed by the Company, additional amounts would become payable at the end of the three-year period. These amounts would be recorded as compensation expense in the period in which it is probable they will be incurred.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. Goodwill is deductible for income tax purposes. The total goodwill amount is included in the Company’s Recreational/Leisure segment as reported in Note 25 of the financial statements.

The final assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 3,734
Accounts receivable	32,709
Inventories	51,685
Property, plant and equipment	1,590
Trademarks	127,000
Customer relationships	3,900
Other	2,385
Goodwill	143,087
366,090
Liabilities
Accounts payable and other current liabilities	55,114

Total purchase price	$ 310,976

 DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 5 - ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	2005	2004

Accounts receivable	$ 334,312	$ 337,411
Allowance for anticipated credits	(41,320)	(43,933)
Allowance for doubtful accounts	(5,767)	(8,271)

	$ 287,225	$ 285,207

NOTE 6 - INVENTORIES

Inventories consist of the following:

	2005	2004

Raw materials	$ 61,039	$ 56,138
Work in process	8,392	7,998
Finished goods	209,834	228,855

	$ 279,265	$ 292,991

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

	2005
		Accumulated
	Cost	Depreciation	Net

Land	$ 9,931	$ –	$ 9,931
Buildings and improvements	51,024	9,638	41,386
Machinery and equipment	81,205	47,540	33,665
Moulds	97,132	71,733	25,399
Furniture and fixtures	4,652	2,588	2,064
Computer equipment	20,000	10,262	9,738
Leasehold improvements	5,748	3,448	2,300
Construction in progress	13,783	–	13,783
Assets under capital leases	6,267	1,040	5,227
Vehicles	1,528	773	755

	$ 291,270	$ 147,022	$ 144,248

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT – (Cont’d)

	2004
		Accumulated
	Cost	Depreciation	Net

Land	$ 11,559	$ –	$ 11,559
Buildings and improvements	63,664	12,111	51,553
Machinery and equipment	88,689	48,356	40,333
Moulds	89,623	63,246	26,377
Furniture and fixtures	4,730	2,464	2,266
Computer equipment	19,420	8,612	10,808
Leasehold improvements	5,476	3,045	2,431
Construction in progress	11,888	–	11,888
Assets under capital lease	5,975	286	5,689
Vehicles	1,472	669	803

	$ 302,496	$ 138,789	$ 163,707

Construction in progress consists of the following major categories:

	2005	2004

Buildings and improvements	$ 415	$ 454
Machinery and equipment	1,221	2,127
Moulds	8,528	7,903
Computer equipment	3,619	1,404

	$ 13,783	$ 11,888

Depreciation of property, plant and equipment amounted to $23,818 (2004 - $21,084).

NOTE 8 - DEFERRED CHARGES

	2005	2004

Development costs	$ 14,402	$ 17,743
Financing costs	843	2,435
Other	316	805

	$ 15,561	$ 20,983

The Company incurred $15,117 (2004 - $18,563) of research and development costs of which $7,945 (2004 - $6,420) were expensed and $8,141 (2004 - $12,143) were deferred. Amortization of deferred development costs and other deferred charges amounted to $10,513 (2004 - $10,105) and $489 (2004 - $138) respectively. The amortization of financing costs included in interest on long-term debt is $1,592 (2004 – $1,578).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 9 - INTANGIBLE ASSETS

	2005
		Accumulated
	Cost	Amortization	Net

Trademarks	$ 199,666	$ –	$ 199,666
Customer relationships	49,203	5,114	44,089
Patents	16,116	6,960	9,156
Licences	1,000	666	334

	$ 265,985	$ 12,740	$ 253,245

		2004
		Accumulated
	Cost	Amortization	Net

Trademarks	$ 210,658	$ –	$ 210,658
Customer relationships	44,897	3,374	41,523
Patents	15,076	5,100	9,976
Licences	1,000	189	811

	$ 271,631	$ 8,663	$ 262,968

The aggregate amount of amortizable intangible assets acquired amounted to $6,968 (2004 - $3,029) of which $2,755 (2004 – nil) is unpaid at year-end. The aggregate amortization expense of intangible assets amounted to $4,668 (2004 - $3,422).

NOTE 10- BANK INDEBTEDNESS

The average interest rates on the outstanding borrowings for 2005 and 2004 were 2.14% and 3.24% respectively.  As at December 30, 2005, the Company had unused and available bank lines of credit amounting to approximately $20,119 (2004 - $27,719) which are renegotiated annually.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004

Trade creditors and accruals	$ 223,586	$ 273,664
Salaries payable	21,211	24,016
Product liability (Note 21)	37,216	35,250
Other accrued liabilities	23,909	20,299

	$ 305,922	$ 353,229

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 12 – LONG-TERM DEBT

	2005	2004

Series “A” Senior Guaranteed Notes

Bearing interest at 6.80 % per annum with principal repayments as follows:
• 3 annual instalments of $1,000 ending in July 2008
• 1 instalment of $8,500 in July 2009
• 2 annual instalments of $10,000 ending in July 2011
• 1 final instalment of $16,500 in July 2012	$ 48,000	$ 49,000

Bearing interest at 5.09% per annum repayable in February 2008	55,000	55,000

Series “B” Senior Guaranteed Notes

Bearing interest at 5.63% per annum repayable in February 2010	55,000	55,000

Term Notes

Bearing interest at 7.00% per annum with principal repayments in 3 annual instalments of $4,800 ending in April 2008	14,400	19,200

Bearing interest at 7.13% per annum with principal repayments in 3 annual instalments of $1,600 ending in June 2008	4,800	6,400

Revolving Bank Loans

Bearing interest at various rates per annum, averaging 5.96% based on LIBOR or U.S. bank rates, total availability of $425,000 (2004 - $470,000) due to mature in March 2007	$ 269,136	$ 327,604

Other	127	209

Obligations under capital leases	1,196	1,089

	447,659	513,502

Current portion	8,025	7,686

	$ 439,634	$ 505,816

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 12 – LONG-TERM DEBT (Cont’d)

The aggregate repayments in subsequent years of existing long-term debt will be:

Fiscal Year Ending	Amount

2006	$ 8,209
2007	276,957
2008	62,624
2009	8,598
2010	65,000
Thereafter	26,500
447,708
Less: Amounts representing interest	(49)

$ 447,659

Under the long-term debt agreements, the Company is subject to certain covenants, including maintaining certain financial ratios. As at December 30, 2005, the Company is in compliance with these covenants.

NOTE 13 – OTHER LONG-TERM LIABILITIES

	2005	2004

Employee compensation	$ 3,039	$ 2,509
Other	2,617	2,122

	$ 5,656	$ 4,631

Employee compensation includes bonuses based on length of service and profit sharing offered by one of the Company’s subsidiaries.

NOTE 14 – FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading.  The Company uses derivative financial instruments as outlined in Note 2, to reduce exposure to fluctuations in foreign exchange rates.  The derivative financial instruments consist of foreign exchange contracts, including futures, forwards and options.  The non-derivative financial instruments include those as outlined below.  By their nature, all such instruments involve risk, including market risk and the credit risk of non performance by counterparties.  These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 14 – FINANCIAL INSTRUMENTS – (Cont’d)

Foreign Exchange Risk Management

The Company enters into various types of foreign exchange contracts to manage its exposure to foreign currency risk as indicated in the following table:

	December 30, 2005
	Notional Amount	Fair Value

Forward exchange contracts	26,933	939
Options	19,550	291

Fair values of futures and forwards are based on listed market prices, where possible. If listed market prices are not available, fair value is based on other relevant factors, including price quotations for similar instruments traded in different markets.

Fair values of option contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments, as well as time value and yield curve or volatility factors underlying the positions.

The term of the currency derivatives ranges from three to twelve months.  The Company's market risk with respect to foreign exchange contracts is limited to the exchange rate differential.

During the year, the Company recorded net foreign exchange gains in the amount of $4,516 (2004 - $3,809).

Fair Value Disclosure

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying amount of its short-term financial assets and liabilities approximates fair values as at the balance sheet dates because of the short-term maturity of those financial instruments.

The fair value of long-term debt is $446,839 (2004 - $516,655) compared to a carrying amount of $447,659 (2004 – 513,502) as at December 30, 2005. The fair value of long-term debt is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for loans with similar terms and maturity. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying amount.

As at December 31, 2005 and 2004, the fair value of balance of sale payable was equivalent to the carrying amount because it bears a variable-rate interest. The fair value of other long-term liabilities is comparable to their carrying value.

As described in Note 19, the Company has certain letter of credit facilities. Management does not expect any material losses to result from these instruments.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 14 – FINANCIAL INSTRUMENTS – (Cont’d)

Concentrations of Credit Risk

Substantially all accounts receivable arise from sales to the retail industry.  Sales to three major customers represented 59.1% of total revenue. Accounts receivable from these customers comprised 54.4% of the total as at December 30, 2005. In 2004, there were two major customers representing 51.4% of total revenues. Accounts receivable from these two customers comprised 36.3% of the total at December 30, 2004.

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS

Pension Benefits

The Company's subsidiaries maintain defined benefit plans and defined contribution plans for their employees.  Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accumulated benefit method for the plan where future salary levels do not affect the amount of employee future benefits and the projected benefit method for plans where future salaries or cost escalation affect the amount of employee future benefits.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Information regarding the Company’s defined benefit pension plans is as follows:

	2005	2004
Accrued benefit obligations:
Balance, beginning of year	$ 32,689	$ 27,950
Current service cost	1,423	1,203
Interest cost	1,717	1,605
Participant contributions	127	165
Benefits paid	(1,591)	(1,421)
Effect of exchange rates	(1,501)	891
Actuarial (gain) / loss	(180)	2,296
Balance, end of year	32,684	32,689

Plan assets:
Fair value, beginning of year	$ 25,032	$ 22,443
Actual return on plan assets	1,293	2,435
Employer contributions	1,373	1,383
Participant contributions	127	165
Benefits paid	(1,591)	(1,421)
Effect of exchange rates	(433)	256
Additional charges	(141)	(229)
Fair value, end of year	25,660	25,032

Funded status - plan deficit	(7,024)	(7,657)
Unamortized actuarial loss	11,742	12,581
Unamortized transitional obligation	110	136
Unamortized prior service cost	935	1,045
Net amount recognized	$ 5,763	$ 6,105

The net amount recognized consists of the following:

Accrued benefit asset	$ 10,750	$ 10,786
Accrued benefit liability	(4,987)	(4,681)
Net amount recognized	$ 5,763	$ 6,105

The accrued benefit asset relating to pension benefits is included in other assets and the accrued benefit liability is included in pension & post-retirement benefit obligations on the Company’s balance sheet.

The accrued benefit obligation at the end of the period and the fair value of plan assets at the end of the period for the aggregate of plans with accrued benefit obligations in excess of plan assets are the following:

	2005	2004

Accrued benefit obligation, end of year	$ 10,101	$ 10,999
Fair value of plan assets, end of year	$ 3,007	$ 3,120

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Net pension costs for the defined benefit plans comprise the following:

	2005	2004

Current service cost	$ 1,423	$ 1,203
Interest cost	1,717	1,605
Actual return on plan assets	(1,293)	(2,435)
Actuarial (gain) / loss	(180)	2,296
Benefit cost before adjustments to recognize the long-term nature of the plans	1,667	2,669
Difference between actual and expected return on plan assets	(717)	726
Difference between actuarial (gain) / loss on accrued benefit obligation and the amount recognized	1,158	(1,245)
Difference between amortization of past service costs and actual amendments for the year	136	136
Amortization of transition obligation	9	9

Pension expense	$ 2,253	$ 2,295

Under the Company’s defined contribution plans, total expense was $1,653 (2004 - 1,580). Total cash payments for employee future benefits for 2005, consisting of cash contributed by the Company to its funded plans, cash contributed to its defined contribution plans and benefits paid directly to beneficiaries for unfunded plans, was $3,620 (2004 - $3,714).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Post-Retirement Benefits

One of the Company’s subsidiaries maintains a defined benefit post-retirement benefit plan for substantially all its employees.

Information regarding this Company’s post-retirement benefit plan is as follows:

	2005	2004

Accrued benefit obligation:
Balance, beginning of year	$ 12,610	$ 11,881
Current service cost	274	1,042
Interest cost	837	680
Amendments	372	-
Benefits paid	(584)	(710)
Actuarial (gains)/losses	1,489	(283)

Balance, end of year	14,998	12,610

Plan assets:
Employer contributions	584	710
Benefits paid	(584)	(710)

Fair value, end of year	-	-

Funded status-plan deficit	(14,998)	(12,610)
Unamortized actuarial (gain)/loss	426	(1,063)
Unamortized prior service costs	478	(1,003)

Accrued benefit liability	$ (14,094)	$ (14,676)

Net costs for the post-retirement benefit plan comprise the following:

	2005	2004

Current service cost	$ 274	$ 1,042
Interest cost	837	680
Plan amendments	372	-
Actuarial (gain)/loss	1,489	(283)
Benefit cost before adjustments to recognize the long-term nature of the plans	2,972	1,439
Difference between actuarial (gain)/loss on accrued benefit obligation and the amount recognized	(1,489)	276
Difference between amortization of past service costs and actual amendments for the year	(1,481)	(146)

Net benefit plan expense	$ 2	$ 1,569

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Assumptions

Weighted-average assumptions used to determine benefit obligations as at December 30:

	Pension Benefits		Post-Retirement Benefits
	2005	2004	2005	2004

Discount rate	5.29%	5.30%	5.75%	6.00%
Rate of compensation increase	2.28%	2.26%	n/a	n/a

Weighted-average assumptions used to determine net periodic cost for the years ended December 30:

	Pension Benefits		Post-Retirement Benefits
	2005	2004	2005	2004

Discount rate	5.30%	5.58%	6.00%	6.25%
Expected long-term return on plan assets	7.94%	8.13%	n/a	n/a
Rate of compensation increase	2.26%	2.30%	n/a	n/a

The measurement date used for plan assets and pension benefits and the measurement date used for post-retirement benefits was December 30 for both 2005 and 2004. The most recent actuarial valuations for the pension plans and post-retirement benefit plans are dated January 1, 2005. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005, and the next required valuation will be as of January 1, 2006.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Plan assets are held in trust and their weighted average allocations were as follows as at the measurement date:

	2005	2004

Equity securities	58%	66%
Debt securities	30%	18%
Other	12%	16%
	100%	100%

The Company’s health benefit costs were estimated to increase at an annual rate of 10% during 2005 (2004 - 10%) decreasing gradually to the ultimate annual growth rate of 5% reached in 2010. Assumed health care cost trends have a significant effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease

Effect on total of service and interest cost	$ 280	$ (225)
Effect on post-retirement benefit obligation	$ 2,199	$ (1,800)

Other

Certain of the Company’s subsidiaries have elected to act as self-insurer for certain costs related to all active employee health and accident programs.  The expense for the year ended December 30, 2005 was $11,535 (2004 - $10,730) under this self-insured benefit program.

Certain of the Company’s subsidiaries maintain a non-qualified deferred compensation plan for certain highly compensated employees, which provides for employer contributions, and are held in a trust.  The total contributions made under these plans for the year ended December 30, 2005 was $15 (2004 - $41).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 16 – CAPITAL STOCK

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	2005		2004
	Number	Amount	Number	Amount

Class “A” Multiple Voting Shares

Balance, beginning of year	4,706,294	$ 2,059	4,872,560	$ 2,139

Converted from Class “A” to Class “B” (1)	(233,050)	(120)	(166,266)	(80)

Balance, end of year	4,473,244	$ 1,939	4,706,294	$ 2,059

Class “B” Subordinate Voting Shares

Balance, beginning of year	28,093,898	$ 158,817	27,746,382	$ 154,135

Converted from Class “A” to Class “B” (1)	233,050	120	166,266	80

Issued under stock option plan (2)(3)	58,750	1,627	181,250	4,602

Balance, end of year	28,385,698	$ 160,564	28,093,898	$ 158,817

TOTAL CAPITAL STOCK		$ 162,503		$ 160,876

1.

During the year, the Company converted 233,050 (2004 -166,266) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.51 per share (2004 - $0.48 per share).

2.

During the year, the Company realized tax benefits amounting to $166 (2004 - $694) as a result of stock option transactions.  The benefit has been credited to capital stock and is not reflected in the current income tax provision.

3.

During the year, capital stock was credited by the sum of consideration paid following exercise of stock options, together with the related portion previously recorded to contributed surplus amounting to $44 (2004 – nil).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 17 – STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock option plans

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted.  Of the 6,000,000 Class “B” Subordinate Voting Shares initially reserved for issuance, 2,988,750 were available for issuance under the share option plans as at December 30, 2005.  Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2010.

The Company’s stock option plan is as follows:

	2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of year	1,615,750	$ 26.95	1,099,750	$ 21.52
Granted	262,000	34.03	752,500	32.90
Exercised	(58,750)	24.45	(181,250)	21.31
Cancelled	(362,500)	31.93	(55,250)	25.55

Options outstanding, end of year	1,456,500	$ 30.88	1,615,750	$ 26.95

Total exercisable, end of year	593,375	$ 29.14	361,750	$ 21.95

A summary of options outstanding at December 30, 2005 is as follows:

Total Outstanding				Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price

$16.95 - $27.32	556,750	$27.27	1.25	399,000	$27.32

$29.27 - $31.94	142,000	$29.94	3.59	35,500	30.22

$32.13 - $34.49	757,750	$33.72	3.34	158,875	33.48

$16.25 - $33.74	1,456,500	$30.88	2.57	593,375	$29.14

Total compensation cost recognized in income for employee stock options for the year amounts to $2,433 (2004 - $1,006), and was credited to contributed surplus.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 17 – STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS – (Cont’d)

If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

		2005	2004

Net income	As reported	$ 91,322	$ 100,076
	Pro forma	$ 89,444	$ 98,601

Basic earnings per share	As reported	$ 2.78	$ 3.06
	Pro forma	$ 2.72	$ 3.01

Fully diluted earnings per share	As reported	$ 2.77	$ 3.04
	Pro forma	$ 2.72	$ 3.00

Weighted-average fair value of options granted during the year		$ 11.05	$ 10.94

The above pro-forma net income and earnings per share as well as compensation cost recognized in income were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method.  In order to perform the calculation, the following weighted average assumptions were made:

	2005	2004

Risk-free interest rate	3.53%	3.69%
Dividend yield	Nil	Nil
Expected volatility	32.5%	32.7%
Expected life	4.37	4.39

Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan (the “DSU Plan”) under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). The number of DSU’s received by a director is determined by dividing the amount of the remuneration to be paid in the form of DSU’s on that date (the “Award Date”) by the fair market value of the Company’s Class “B” Subordinate Voting Shares on the Award Date. Upon termination of a director’s service, a director may receive, at the discretion of Board of Directors, either:

(a)

cash equal to the number of DSU’s credited to the director’s account multiplied by the fair market value of the Class “B” Subordinate Voting Shares on the date a notice of redemption is filed by the director; or

(b)

the number of Class “B” Subordinate Voting Shares equal to the number of DSU’s in the director’s account.

(c)

a combination of cash and Class “B” Subordinate Voting Shares

Of the 75,000 DSU’s authorized for issuance under the plan, 66,520 were available for issuance under the DSU plan as at December 30, 2005. During the year, 6,191 additional DSU’s were issued (2004 – 2,289) with $169 credited to contributed surplus (2004 - $75), for a total issued and outstanding of 8,480 DSU’s and $244 at December 30, 2005.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 18 – CUMULATIVE TRANSLATION ADJUSTMENT

An analysis of the cumulative translation adjustment included in shareholders' equity is as follows:

	2005	2004

Balance, beginning of year	$ 79,489	$ 50,948

Translation of self-sustaining foreign operations	(51,344)	28,541

Balance, end of year	$ 28,145	$ 79,489

The changes in the translation adjustment included in shareholders’ equity is the result of the exchange rates fluctuation on translation of net assets of self-sustaining foreign operations and exchange gains or losses of intercompany account balances that form part of the net investments.

NOTE 19 – COMMITMENTS

a)

The Company has entered into long-term operating lease agreements with various expiry dates to the year 2016. The minimum annual lease payment amounts exclusive of additional charges will be as follows:

	Total Lease
Fiscal Year Ending	Payment Amounts	Recovered from sub-leases	Net Commitment
2006	$ 23,416	$ (2,089)	$ 21,327
2007	19,044	(1,918)	17,126
2008	15,509	(1,962)	13,547
2009	10,187	(2,073)	8,114
2010	8,372	(2,176)	6,196
Thereafter	24,721	(13,411)	11,310
	$ 101,249	$ (23,629)	$ 77,620

b)

As of December 30, 2005, the Company has commercial letters of credit outstanding totalling $281 and standby letters of credit outstanding totalling $15,053 to guarantee payment of a portion of the product liability, lease agreements and workers compensation claims.

c)

The Company has entered into various licensing agreements for the exclusive use of certain brand names on its products. Under these agreements, the Company is required to pay royalties as a percentage of sales with minimum royalties of $3,968 due in fiscal 2006 and $2,255 due in fiscal 2007 and 2008 combined.

d)

As at December 30, 2005, the Company has capital expenditure commitments of approximately $405.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 20 – CONTINGENT LIABILITIES

The Company is involved in various legal actions and party to a number of other claims or potential claims that have arisen in the normal course of business, the outcome of which is not yet determinable.  In the opinion of management, based on information presently available, any monetary liability or financial impact of such lawsuits, claims or potential claims to which the Company might be subject would not be material to the consolidated financial position of the Company and the consolidated results of operations.

Additionally, under the terms of the Pacific Cycle’s acquisition agreement, contingent consideration based on earnings may become payable at the end of 2006, refer to Note 4 to these financial statements.

NOTE 21– PRODUCT LIABILITY

The Company is insured for product liability, by the use of both traditional insurance and by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company, providing a self funded insurance program to mitigate its product liability exposure.  The self-funded insurance program includes third party insurance coverage which is limited to the fair value of the assets held by the captive insurance company.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions.  The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2005.  Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

As at December 30, 2005, the Company’s recorded liability amounts to $37,216 (2004 - $35,250), which represents the Company’s total estimated exposure related to current and future product liability incidents.

Funds Held by Ceding Insurer

Dorel Insurance Corporation, the captive insurance company, has entered into a reinsurance agreement whereby funds are withheld by the ceding insurer, for the purpose of payment of net losses related to product liability claims.  These funds bear interest at a rate of 3.55% per annum (2004 – 2.72%).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 22 – INCOME TAXES

Variations of income tax expense from the basic Canadian Federal and Provincial combined tax rates applicable to income from operations before income taxes are as follows:

	2005		2004

PROVISION FOR INCOME TAXES	$ 35,281	33.0%	$ 35,301	33.0%

ADD (DEDUCT) EFFECT OF:

Difference in effective tax rates of foreign subsidiaries	(13,791)	(12.9)	(17,264)	(16.1)
Recovery of income taxes arising from exempt items and the use of unrecorded tax benefits	(6,461)	(6.0)	(8,999)	(8.5)
Change in future income taxes resulting from changes in tax rates	(249)	(0.2)	(1,184)	(1.1)
Change in valuation allowance	698	0.6	-	-
Recognition of previously unrecognized losses	-	-	(725)	(0.7)
Other – net	113	0.1	(232)	(0.2)

ACTUAL PROVISION FOR INCOME TAXES	$ 15,591	14.6%	$ 6,897	6.4%

The following presents the Canadian and foreign components of income from operations before income taxes and income tax expense for the years ended December 30:

	2005	2004

Details of income from operations:

Domestic	$ (9,017)	$ (11,850)
Foreign	115,930	118,823

Income from operations before income taxes	$ 106,913	$ 106,973

Details of income tax expense:

Current
Domestic	$ (4,088)	$ (4,931)
Foreign	19,636	16,267

	15,548	11,336

Future
Domestic	1,466	(585)
Foreign	(1,423)	(3,854)

	43	(4,439)

Total Income Taxes	$ 15,591	$ 6,897

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 22 – INCOME TAXES – (Cont’d)

The tax effects of significant items comprising the Company’s net future income tax liabilities are as follows:

	2005	2004

Operating loss carry forwards	$ 4,354	$ 8,291
Share issue costs	223	387
Employee pensions and post-retirement	2,143	1,368
Other long-term liabilities	304	1,023
Accounts receivable	5,451	2,778
Inventories	6,047	1,832
Accrued expenses	15,233	17,681
Derivatives	(412)	–
Property, plant and equipment	(20,416)	(21,719)
Intangible assets	(37,718)	(45,063)
Goodwill	(6,545)	(3,410)
Deferred development costs	(4,059)	(4,858)
Prepaid expenses	(1,356)	(728)
Valuation allowance	(698)	–
Other	523	(252)

	$ (36,926)	$ (42,670)

The current and long-term future income tax assets and liabilities are as follows:

	2005	2004

Current future income taxes assets	$ 26,060	$ 22,650
Long-term future income taxes liabilities	(62,986)	(65,320)

	$ (36,926)	$ (42,670)

As at December 30, 2005, the Company had $21,702 of operating loss carryforwards, of which $11,287 will expire between 2006 and 2010 and $65 will expire between 2022 and 2025. The remaining $10,350 have no expiration. The Company recognized a future income tax asset for all these unused tax losses but used a valuation allowance to reduce the related future income tax asset to the amount that is more likely than not to be realized. The valuation allowance relates to a portion of the operating loss carryforwards expiring between 2006 and 2010.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Any such liability cannot reasonably be determined at the present time.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 23 – EARNINGS PER SHARE

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	2005	2004

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,836,733	32,728,727

Dilutive effect of stock options	90,968	186,505

Weighted average number of diluted shares	32,927,701	32,915,232

Number of anti-dilutive stock options excluded from fully diluted earnings per share calculation	872,881	618,500

NOTE 24 – STATEMENT OF CASH FLOWS

Net changes in non-cash working capital balances relating to continuing operations are as follows:

	2005	2004

Accounts receivable	$ (12,220)	$ (34,816)
Inventories	2,112	(28,769)
Prepaid expenses	2,048	813
Accounts payable and accrued liabilities	(35,741)	42,377
Income taxes	(544)	3,340

Total	$ (44,345)	$ (17,055)

Supplementary disclosure:
	2005	2004

Interest paid	$ (30,506)	$ (26,128)
Income taxes paid	(19,045)	(13,002)
Income taxes received	4,373	3,017

Details of acquisition of subsidiary companies:

	2005	2004
Acquisition of subsidiary companies	$ –	$ (310,976)
Cash acquired	–	3,734
	–	(307,242)
Balance of sale (paid) payable	(7,440)	10,738
	$ (7,440)	$ (296,504)

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION

The Company’s significant business segments include:

▪

Juvenile Products Segment:  Engaged in the design, sourcing, manufacturing and distribution of children’s furniture and accessories which includes infant car seats, strollers, high chairs, toddler beds, cribs and infant health and safety aids.

▪

Home Furnishings Segment:  Engaged in the design, sourcing, manufacturing and distribution of ready-to-assemble furniture and home furnishings which includes metal folding furniture, futons, step stools, ladders and other imported furniture items.

▪

Recreational / Leisure Segment:  Engaged in the design, sourcing and distribution of recreational and leisure products and accessories which includes bicycles, jogging strollers, and other recreational products.

The accounting policies used to prepare the information by business segment are the same as those used to prepare the consolidated financial statements of the Company as described in Note 2.

The Company evaluates financial performance based on measures of income from segmented operations before interest and income taxes.  Inter-segment sales were immaterial for the years ended December 30, 2005 and 2004.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION (Cont’d)

Geographic Segments – Origin of Revenues

	Total Revenues		Property, plant and equipment and Goodwill
	2005	2004	2005	2004
Canada	$ 187,029	$ 167,571	$ 40,692	$ 41,798
United States	1,071,605	1,124,944	360,053	374,958
Europe	369,649	336,493	224,735	259,454
Other foreign countries	132,582	80,066	286	43
Total	$1,760,865	$1,709,074	$625,766	$676,253

Industry Segments

	Total
	2005	2004
Total Revenues	$ 1,760,865	$ 1,709,074
Cost of sales	1,367,217	1,315,921
Selling, administrative and general expenses	181,780	193,763
Depreciation and amortization	38,920	34,540
Research and development costs	7,945	6,420
Restructuring costs	6,982	–
Earnings from Operations	158,021	158,430
Interest	32,650	33,787
Corporate expenses	18,458	17,670
Income taxes	15,591	6,897
Net income	$ 91,322	$ 100,076
Total Assets	$ 1,526,481	$ 1,593,113
Additions to property, plant and equipment	$ 19,434	$ 32,517

Goodwill

The continuity of goodwill by industry segment is as follows:

	Total
	2005	2004

Balance, beginning of year	$ 512,546	$ 353,316
Additions	–	147,593
Adjustments	(4,506)	(3,322)
Foreign exchange	(26,522)	14,959
Balance, end of year	$ 481,518	$ 512,546

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION (Cont’d)

Juvenile		Home Furnishings		Recreational / Leisure
2005	2004	2005	2004	2005	2004
$846,856	$776,370	$569,347	$543,219	$344,662	$389,485
598,218	552,289	495,492	459,899	273,507	303,733
112,081	126,166	34,410	31,842	35,289	35,755
31,615	27,558	6,318	6,433	987	549
5,542	4,675	2,403	1,745	–	–
–	–	6,982	–	–	–
$ 99,400	$ 65,682	$ 23,742	$ 43,300	$ 34,879	$ 49,448
–	–	–	–	–	–
–	–	–	–	–	–
–	–	–	–	–	–
$ –	$ –	$ –	$ –	$ –	$ –

$962,009	$938,484	$177,735	$244,776	$386,737	$409,853
$ 17,321	$ 27,383	$ 1,185	$ 3,849	$ 928	$ 1,285

Juvenile	Home Furnishings			Recreational / Leisure
2005	2004	2005	2004	2005	2004
$333,781	$318,822	$ 31,172	$ 34,494	$147,593	$ –
–	–	–	–	–	147,593
–	–	–	(3,322)	(4,506)	–
(26,522)	14,959	–	–	–	–
$307,259	$333,781	$ 31,172	$ 31,172	$143,087	$147,593

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION (Cont’d)

	Total
	2005	2004
Total Assets

Total assets for reportable segments	$ 1,526,481	$ 1,593,113
Corporate assets	16,187	18,276

Total assets	$ 1,542,668	$ 1,611,389

Concentration of Credit Risk

Sales to the Company’s major customers as described in Note 14 were concentrated as follows:

	Canada		United States		Foreign
	2005	2004	2005	2004	2005	2004

Juvenile	2.5%	1.1%	19.3%	16.3%	0.5%	0.4%
Home furnishings	4.7%	2.7%	12.8%	12.9%	7.1%	3.1%
Recreational/Leisure	-	-	12.2%	14.9%	-	-

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 26 – UNITED STATES ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in the case of the Company, conform in all material respects with those in the United States (U.S. GAAP), except as follows:

Deferred Charges

Canadian GAAP allows for the deferral and amortization of development costs if specific criteria are met.  Under U.S. GAAP all costs classified as development costs are expensed as incurred.

Pension Plans and Post Retirement Benefits Other than Pensions

Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets, a minimum liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability.  Any portion of this additional liability that relates to unrecognized past service cost is recognized as an intangible asset and the remainder is charged to other comprehensive income.  Canadian GAAP has no such requirement to record a minimum liability.

Additionally, for the benefit obligation in Italy, the Company applies the first approach of Emerging Issues Task Force Abstract 88-1, “Determination of Vested Benefit Obligation to a Defined Benefit Pension Plan” ("EITF 88-1"), not SFAS No. 87, “Employer’s Accounting for Pensions”. Under this U.S. GAAP methodology, the vested benefit obligation represents the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately.

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments, including those embedded in other contracts, be recorded on the balance sheet at their fair value.  Changes in the fair value of derivatives are recorded each period in income from operations or other comprehensive income depending on the intended use of the derivative, its resulting designation and its effectiveness.  If a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, an offset to income from operations is available but only to the extent that the hedge is effective.  The ineffective portion of the change in fair value of a derivative instrument that meets the hedge criteria is recognized in current income from operations. Under Canadian GAAP, contracts that qualify for hedge accounting are maintained off-balance sheet and contracts that do not qualify for hedge accounting are reported on a mark-to-market basis in income.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 26 – UNITED STATES ACCOUNTING PRINCIPLES (Cont’d)

Retained Earnings

Under Canadian GAAP, stock issue costs were shown as an adjustment to retained earnings.  Under U.S. GAAP, the carrying amount of capital stock is shown net of issue costs.

Reconciliation of net income

The following table reconciles the net income as reported on the consolidated statement of income to the net income that would have been reported had the financial statements been prepared in accordance with the United States Generally Accepted Accounting Principles:

	2005	2004

Net income in accordance with Canadian GAAP	$ 91,322	$ 100,076

Adjustments to reconcile financial statements to U.S. GAAP:

Deferred product development costs	2,196	(2,176)
Accounting for derivatives	(40)	2,755
Accounting for pensions	(15)	(160)
Income taxes	(825)	(168)

	1,316	251

Net income in accordance with U.S. GAAP	$ 92,638	$ 100,327

Earnings per share:
Basic	$ 2.82	$ 3.07
Fully Diluted	$ 2.81	$ 3.05

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 26 – UNITED STATES ACCOUNTING PRINCIPLES (Cont’d)

The following summarizes the balance sheet amounts in accordance with U.S. GAAP where different from the amounts reported under Canadian GAAP either in 2005 or 2004:

	2005	2004

Accounts receivable	$ 287,225	$ 286,493
Deferred tax asset – current	26,060	22,699
Deferred charges	1,159	3,421
Accounts payable and accrued liabilities	305,922	354,585
Pension and post-retirement benefit obligations	20,061	20,345
Deferred tax liability – long-term	57,278	58,435
Capital stock	158,724	157,097
Retained earnings	473,066	380,458
Accumulated other comprehensive income (loss):
Cumulative translation adjustment	27,870	78,534
Minimum pension liability adjustment	(532)	(532)
Unrealized derivatives gain (loss) on cash flow hedges	-	(47)
Total accumulated other comprehensive income	27,338	77,955

The Company’s Statement of Cash Flows determined in accordance with U.S. GAAP would be as follows:

	2005	2004

Operating activities	$ 90,555	$ 104,584
Financing activities	(61,235)	228,805
Investing activities	(26,871)	(334,862)
Effect of exchange rates on cash	(1,392)	(1,116)

Increase (decrease) in cash	$ 1,057	$ (2,589)

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2005 and 2004

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 26 - UNITED STATES ACCOUNTING PRINCIPLES (Cont’d)

Comprehensive Income

The United States Financial Accounting Standards Board has issued, SFAS No. 130, “Reporting Comprehensive Income”.  For the Company, the principal differences between net income, as historically reported in the consolidated statement of income and comprehensive income, are foreign currency translation recorded in shareholders’ equity and minimum pension liability not yet recognized as a net periodic pension cost.  Comprehensive income is as follows:

	2005	2004

Net income in accordance with U.S. GAAP	$ 94,987	$ 100,327

Other comprehensive income, net of taxes:
Foreign currency translation adjustments	(50,664)	28,213
Minimum pension liability adjustments	-	(532)
Unrealized derivatives loss on cash flow hedges	47	(47)

Comprehensive income	$ 44,370	$ 127,961

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 6, 2006